geneType

Annual General Meeting



November 28, 2022

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Genetic Technologies

Agenda

- Chairman's address – Mr Peter Rubinstein
- Business of the Meeting
  - 2022 Annual Report and auditors' report
  - Resolutions
    1. Remuneration report
    2. Re-elect Mr Nick Burrows
    3. Increased placement capacity
    4. Amendment to the Constitution
- CEO address – Mr Simon Morriss
- Q&A

Questions

To ask a written question, select the "Q&A' icon and select the topic your question relates to

Q & A

Type the question into the chat box at the bottom of the screen and press "Send"

Your question will be sent immediately for review

✓ Received

To ask a verbal question follow the instructions below the broadcast window.



Broadcast
Vote
Q & A
Documents
You may enter a question using the field below.
3 Adoption of Remuneration Report
Enter your question here
Send

Voting Instructions

When the poll is open, select the "Vote" icon and voting options will appear on your screen


Vote

To vote simply select the direction in which you would like to cast your vote. A tick will appear to confirm receipt of your vote

For | Against | Abstain

To change or cancel your vote, select "Click here to change your vote" and select a different option to override. You can change your vote any time before the poll is closed


Broadcast
Vote
Q & A
Documents
Items of Business
2A Re-elect Mr John Brown as a Director
FOR
AGAINST
ABSTAIN
2B Re-elect Mr Peter Nolan as a Director
FOR
AGAINST
ABSTAIN

Chairman's Address

Mr. Peter Rubinstein

Items of business

First item of business: to receive and consider the financial statements and reports for the year ended 30 June 2022

Resolution 1:
Adoption of the Remuneration Report

"That for the purpose of Section 250R(2) of the Corporations Act and all other purposes the Remuneration Report as set out in the Directors' report for the Company for the year ended 30 June 2022 be adopted."

Resolution 1:
Adoption of the Remuneration Report

- Proxy Voting:

Vote type	Voted	%
For	541,123,404	*83.3%*
Against	101,153,924	*15.6%*
Open-Usable	7,467,502	*1.1%*
Abstain	85,254,478	

Resolution 2:
Re-Election of Mr Nick Burrows

"To elect Mr Nick Burrows who retires by rotation in accordance with clause 20.3 of the Company's Constitution and being eligible offers himself for re-election as a Director."

Resolution 2:
Re-Election of Mr Nick Burrows

- Proxy Voting:

Vote type	Voted	%
For	739,948,815	*86.7%*
Against	105,946,465	*12.4%*
Open-Usable	7,977,502	*0.9%*
Abstain	83,645,835	

Resolution 3:
Approval of increased placement capacity

"That pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in capacity of the Company to issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions in the Explanatory Statement accompanying this Notice of Meeting."

Resolution 3:
Approval of increased placement capacity

- Proxy Voting:

Vote type	Voted	%
For	783,009,659	*83.8%*
Against	142,988,184	*15.3%*
Open-Usable	7,967,502	*0.9%*
Abstain	3,553,272	

Resolution 4:
Amendment to the Constitution

"That for the purposes of section 136(2) of the Corporations Act, the existing constitution of the Company be amended as detailed in the Explanatory Memorandum, effective at the close of this meeting."

Resolution 4:
Amendment to the Constitution

- Proxy Voting:

Vote type	Voted	%
For	696,223,379	*83.8%*
Against	126,326,114	*15.2%*
Open-Usable	8,074,645	*1.0%*
Abstain	106,894,479	

Chief Executive Officer Address

Mr. Simon Morriss

The Future: *Unlocking personalised preventative medicine*

World leading portfolio

Most comprehensive guideline driven portfolio for human and animal health.

- Patented GeneType Multi Risk Test
- Non-Invasive Prenatal Testing (NIPT)
- Carrier screen testing
- Pharmacogenomics
- Oncogenetic diseases
- Pet care

Revenues anchored by our 3 brands to seize a multi Billion-dollar opportunity.

geneType Genetics for Life | easyDNA | AffinityDNA





* Patents granted are specific to the GeneType portfolio of products

Patented* Genetype tests Integrate polygenic risk and clinical risks for critical medical conditions

Genetype tests integrate individual's familial, clinical and genetic information to actionable clinical insights.

A non-invasive saliva based test combines genetic and clinical risk models with cutting-edge research. We're leading a personalised healthcare revolution.

Our medical practitioners, scientists and technicians have developed the next generation of integrated predictive genetic testing and assessment tools – empowering physicians and patients to proactively manage health.

- ✓ 10 Patent families covering the GeneType products
- ✓ 4 Patents granted in the US
- ✓ 2 Patents granted in China
- ✓ 9 Patents pending Worldwide

Global Overview



57	40	25
Employees globally	Countries	Patents Granted* (9 Pending Worldwide*)
14	**51**	**12**
Test Categories	Tests	Partner Laboratories

* Patents granted are specific to the GeneType portfolio of products

Delivering Revenue and Growth – Q1 FY23



Cash Receipts (A$'000)
$89
$6,789
$850
$2,060
145% Growth on LY
Full Year FY21
Full Year FY22
Q1 FY22
Q1 FY23

Q1 CASH RECEIPTS	CASH BALANCE
A$2.06m	A$7.9m*

GROSS MARGIN	GROSS MARGIN
A$0.9m	44%

Strategic & Operational Highlights:

- Cash receipts from customers A$2.06m with +145% on last year;
- Revenue A$1.93 million for the quarter, up 375% from (Q1 FY22)
- 5 consecutive qtrs. of growth on prior year
- GeneType Multi-Risk Test is implemented in 64 clinics building our geneType hub strategy
- Promoting to over 10,000 General practitioners (GPs) across Australia by leveraging Breast Cancer Awareness Month
- Clinical utility demonstrated by the peer review publication of Genetype for Breast Cancer in the Journal of Precision Medicine
- GeneType Risk Test outperforms traditional risk assessments for breast cancer in identifying risk by up to 9 times
- Material progress in USA with Alva10 and large payer engagement
- New USA business manager is making great progress with concierge medicine groups and independent doctor network

*Sept '22 quarter end cash and cash equivalents of A$8.0 million as announced on ASX 25 October 2022
All revenues for the period '21 & '22 are 'out of pocket' our strategy for reimbursement should become effective in 2023 FY

Our FOCUS

Core '4'

- Execute the B2B commercialisation of the geneType multi-risk test
- Demonstrate clinical validity & clinical utility of geneType tests
- EasyDNA & Affinity DNA Revenue Growth: Tests, Channels. & Markets
- Innovation: Next Generation of capability – Starting with Epigenetics

Our Innovation – Multi-Risk Test

GeneType can identify patients 'at risk' before onset and aid in the early detection and treatment.

GeneType Risk assessment test for breast cancer has demonstrated improved early stage detection by 18% and saving approx. US$1.4B per annum[4] for the US payer

Diseases Areas

Oncology

- Breast Cancer
- Colorectal Cancer
- Prostate Cancer
- Melanoma
- Pancreatic Cancer
- Ovarian Cancer

Cardiovascular

- Atrial Fibrillation
- Coronary Artery Disease

Metabolic

- Type 2 Diabetes

Phase 1 Launch [2]

Phase 2 Launch [3]

GeneType Multi-test covers >70% of mortality & morbidity


GeneType for Colorectal Cancer
13.56%
2.33%
Type 2 Diabetes
32.03%
2.30%
for Prostate Cancer
0.23%
50.00%
47.03%
1.32%
22.57%
r Breast Cancer
RCPA

Guideline driven, Actionable results

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability expected Q1 CY2022
3. Commercial availability upon regulatory approval
4. Budget Impact Model prepared by Alva10

GeneType Identifies up to 9 Times More Cancer Risk Patients Compared to Existing SoC Models[1]

DID YOU KNOW

The majority of breast cancer cases occur in women with no significant family history of the disease?


Hereditary ~ 5%
Hereditary breast cancer with known pathogenic variant
Familial ~ 10%
Familial breast cancer with no known pathogenic variant
Sporadic ~ 85%
Sporadic breast cancer

Many clinical risk assessment models exist (BCRAT or IBIS, for example), but when you need a clearer picture of risk, choose geneType.


Proportion of women(40-69) with actionable risk (remaining lifetime risk scores >20%)
9x
IBISv7
geneType

	IBISv7	geneType
% cases >20%	4.1%	**41.3%**
% ER+ cases >20%	3.9%	42.9%
% ER− cases >20%	2.8%	35.8%
% stage 1 cases >20%	4.7%	42.3%
% stage 2+ cases >20%	2.5%	38.9%
% controls >20%	2.5%	22.4%


Healthy screening age women

The paper, titled *"Integrating Personalised Medicine into Preventative Care through Risk Stratification" Published in the Journal of Precision Medicine*

[1] https://www.thejournalofprecisionmedicine.com/wp-content/uploads/integrating-personalized-medicine-preventive-care.pdf

Pathways to Market

Executing a multi-brand strategy

Medical & Payer Business to Business (B2B)



geneType

Oncology – GTG
Cardiovascular
Prenatal NIPT
Carrier testing
Clinical & Molecular
Metabolic

Consumer initiated testing (CIT)

with medical supervision



geneType

Expanded Carrier testing & NIPT
Oncology – MultiTest
Cardiovascular – MultiTest
Metabolic – MultiTest
COVID Rick Test
Pharmacogenomics

Direct to Consumer Testing (DTC)

with no medical supervision



EasyDNA

Ancestry
Paternity
Health & Wellbeing
Pharmacogenetics

AffinityDNA

Animal
Drug testing
Relationship
DNA Storage

Pathways to Market – highest priority

	Medical & Payer Business to Business (B2B)
Revenue Drivers	Health Economic modeling completed by ALVA10* Certifying reimbursable testing platform: BRCA test & LYNCH Syndrome test
Partners	A plan curated for: Payers / Insurers* Primary Care Physicians, Specialists, Surgeons, Concierge Medicine Groups
Products	geneType Multi-test NGS platforms with Germline, Carrier Screening and NIPT BRCA test & LYNCH Syndrome test

Payer coverage is the key driver of revenues for geneType

Coverage from payers in the US will accelerate adoption of geneType Risk Assessment Tests more widely

Budget Impact Model (BIM) demonstrates significant health & economic benefits of implementing the geneType Breast Cancer Risk Assessment Test

11 Active conversations with payer groups in the US

US Payers include:

- Humana – 17 million lives covered
- Aetna – 22.1 million live covered
- Independence Blue Cross – 3 million lives covered

Smaller payers such as employer groups have potential to move quickly

BIM validates the benefits of implementing geneType

* Corporates and Insurance market entry assessment in progress and Health Economic Model being completed by ALVA10.

Economic Modeling in the US Payer System[1]

The economic benefit to the payers in the US is US$1.4B per annum

$73

US Payor system will save per patient per year

14.8% - 8.8%

Interval Cancers drop

69% - 74%

overall increase in women getting screened

57% - 67%

Early-stage cancer detection

6.8%-9.2%

Supplemental screening frequency

3.6% in annual savings to a payer system in the screening and treatment of breast cancer.

1 Corporates and Insurance market entry assessment - Health Economic Model completed by ALVA10 May 2022.

Divisions of Operations

- Existing divisions
- Emerging divisions

Oncology
BC, CRC, PC, Melanoma

CVD
(Heart Disease)
IHD, AF

COVID-19
Serious disease risk (SDR)

Metabolic diseases
Diabetes

geneType
Genetics for Life

Pharmoco-Genetics & Taliaz
Companion diagnostics

Germline testing
BRCA, Lynch Syndrome and Somatic testing

Carrier Testing
NIPT & Reproductive carrier screening

Lifestyle
Ancestry and Microbiome
EasyDNA

NEW
Universal collection test kit to support Multi Test Launch



Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

BC = Breast Cancer; CRC = Colorectal Cancer; PC = Prostate Cancer; CVD = Cardiovascular Disease; IHD = Ischemic Heart Disease; Atrial Fibrillation
1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek

DTC - Growth strategy for EasyDNA

EasyDNA

PHASE 1
Brand Re-Ignition

Brand Refresh

Multi-brand Portfolio

EasyDNA Brand Refresh

Test Rationalization

Website Refresh

Website Development

First-party data collection

Targeted Messaging

Improve User experience and engagement

PHASE 2
Revenue and Growth Focus

Improved Lead Gen

Google Ads
Facebook Ads

Content & Email Marketing

Influencer Marketing & Testimonials

New Sales Channels

Amazon store front

Target B2B customer segments

New Markets

DTC - Growth strategy for EasyDNA



UNITED SATES
3-5 Working Days Free Shipping
REQUEST CALLBACK
EasyDNA
Search...
Home
Human Tests
Animal Tests
About Us
Samples
Contact
ORDER NOW
Lorem Ipsum Dolor Sit Amet
ORDER NOW
Paternity Testing >
Human Testing
Relationship Testing >
Human Testing
Prenatal Testing >
Human Testing
Animal Testing >
Animal Testing
Ancestry Testing >
Human Testing
Your DNA Tes
EasyDNA UK specialises in providing DNA tests
Your Home DNA Testing Kit
Your Results
1
Order Test Kits
Lorem ipsum dolor sit amet, consectetur adipiscing elit.
2
COLLECT & SEND SAMPLES
Lorem ipsum dolor sit amet, consectetur adipiscing elit.
3
RECEIVE YOUR RESULTS
Lorem ipsum dolor sit amet, consectetur adipiscing elit.
REQUEST CALLBACK

Collaborations

Professor Bernard Rosner

Channing Division of Network Medicine, Brigham and Women's Hospital and Harvard Medical School, Boston, Massachusetts, USA – Principal Investigator of the Nurses' Health Study (International expert in Biostatistics and breast cancer epidemiology).

Collaborating on a project to improve the GeneType Breast Cancer Test and to Cross-validate the Ovarian cancer test in the Nurses Health Study

Professor Graham Colditz

Deputy Director, Institute for Public Health. Washington University School of Medicine, St. Louis, Missouri (International expert in Biostatistics and breast cancer epidemiology).

Collaborating on a project to validate the GeneType for Breast Cancer Test in African American patients

Professor John Hopper

Professorial Fellow at the Centre for Epidemiology and Biostatistics in the School of Population Global Health, Melbourne University

Collaborating on a project to improve the Genetype for Breast Cancer Test and on a joint project with Prof Emery to develop clinical utility evidence for the GeneType tests

Collaborations

Professor Jon Emery

THE UNIVERSITY OF MELBOURNE

VCCC Alliance
Overcoming cancer together

Professor of Primary Care Cancer Research at the University of Melbourne, and the Victorian Comprehensive Cancer Centre

Collaborating on a joint project with Prof Hopper to develop clinical utility evidence for the GeneType tests

Memorial Sloane Kettering Cancer

Memorial Sloan Kettering Cancer Center

Collaborating on a project to investigate modification of risk in BRCA-positive patients by polygenic risk scores

Ohio State University

THE OHIO STATE UNIVERSITY

Collaborating on a project to investigate modification of risk in BRCA-positive patients by polygenic risk scores

Snapshot and Achievements last 12 months

GeneType commercialization

- ✓ Phase 1 commercial release of the geneType Multi-Risk test in US
- ✓ >90 medical practices on-boarded launching the foundation of geneType Hubs in Australia
- ✓ AffinityDNA
- ✓ Completed 2 Acquisitions – EasyDNA and
- ✓ Presentations by Dr Erika Spaeth at:
  - ✓ San Antonio Breast Cancer Symposium,
  - ✓ Precision Medicines leaders summit
  - ✓ Precision Medicine World Conference

EasyDNA integration activities

- ✓ NEW EasyDNA Website ready for launch
- ✓ NEW eCommerce Platform ready launch
- ✓ Launch Carrier Testing and Non-Invasive Prenatal Tests (NIPT) into Europe
- ✓ Partnering in India with stud farms extending paternity infrastructure into the equine industry
- ✓ Launch DNA storage solution in GTG NATA approved facility

Reimbursement activation

- ✓ Independently developed Budget Impact Model (BIM) identifies US$1.4 billion dollars in annual saving by ALVA 10
- ✓ 11 Active payer conversations
- ✓ Progress on US Payer meetings to enable coverage across millions of lives

Partnerships

- ✓ Launch with A/Prof Charles Siles providing immediate access to more than 1,000 referring primary care physicians and 15,000 patients annually in Australia
- ✓ Partnerships with Australian Breast Care Centre and Dr Nicole Yap
- ✓ Launch of screening for breast cancer risk with Prof Bruce Mann at Royal Women's Hospital in Melbourne

Clinical Validity and IP Strategy

- ✓ Published in Journal or Precision Medicine
- ✓ Published in European Journal of Cancer prevention
- ✓ 10 Patents granted
- ✓ 5 new provisional patents filed
- ✓ 4 papers published
- ✓ 3 papers under review

Laboratory Capability

- ✓ Gained NATA and CMS-CLIA accreditation and certification for 6 polygenic risk score tests
- ✓ Successful ARTG notification to TGA for company IVDs for all tests on the multi-risk test

Thank you

Investor Relations
Adrian Mulcahy
Market Eye – Automic Group
M: +61 438 630 422
E: adrian.mulcahy@automicgroup.com.au

www.linkedin.com/company/genetype-limited

www.genetype.com

Appendices

Corporate Overview



Top 50 share registry breakdown
BNY Mellon
Board & Management
Other
Other, 25%
Board & Management , 6%,
BNY Mellon, 69%

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 25 October 2022	0.3c
ADR price (USD) as at 25 October 2022	$1.20
Ord Shares on Issue (M)	9,234
ASX 52-week trading (AUD low/high)	0.3/0.8c
Nasdaq 52-week trading (USD low/high)	0.95/3.04
Market Cap (AM/USM)	**32.31/18.47**
Cash at 30 September 2022	A$7.9m
Cash at 30 June 2022	A$11.7m
Debt (30 June 2022 and 30 September 2022)	nil

Financial Overview

- Net cash outflow of A$3.4 million in Q1 FY'22 (compared to Q4 FY'22 inflow of: A$197k) as we continue to grow EasyDNA and Affinity DNA brand sales and develop and commercialize our geneType tests

- Cash reserves of A$7.9 million at 30 September 2022 will be directed to:
    - Drive the commercialization of geneType products in United States, Europe and Australia
    - Develop the direct-to-consumer sales channel through EasyDNA and AffinityDNA
    - US Payer model development for geneType for breast cancer;
    - General product research and development; and
    - For general working capital.

A$'000	30-Sep-22	30-Jun-22	Change
Net operating cashflow	(3,410)	197	-1831%
Receipts from customers	2,056	2,013	2%
Research and Development and Staff costs	(2,126)	(1,429)	49%
Cash	7,495	11,733	-32%

[1] Based on cashflow projections

Board and Management: Sales and Scientific expertise leading GTG



Mr. Peter Rubinstein
BEc, LLB
Chairman
Non – Executive Director



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Mr Nick Burrows
B.Comm, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



Simon Morriss
GAICD
Chief Executive Officer



Dr. Jerzy "George" Muchnicki
MBBS
Non-Executive Director



Erika Spaeth
PhD
Director of Clinical & Scientific Affairs



Richard Allman
BSc, PhD
Scientific Advisor



Tony Di Pietro
B. Comm, CA, AGIA, MAICD
CFO & Company Secretary



Carl Stubbings
Chief Commercial Officer

Strong Scientific Leadership: Advisory Board



Professor Jon Emery

MBBCh MA DPhil FRACGP MRCGP Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre Herman Chair of Primary Care Cancer Research, University of Melbourne



Professor Finlay Macrae AO

MBBS, MD, FRACP, FRCP, AGAF MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



Ora K. Gordon, M.D.

MD, MS, FACMG Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute



A.Prof Ron Dick

MBBS, FRACP, FCSANZ, Chairman of Cardiovascular Institute at Epworth Healthcare, an Honorary Cardiologist at the Alfred Hospital and Bendigo Healthcare Group.

Completed his MBBS in 1979 and became a Fellow of the Australian College of Physicians in 1986. His interventional cardiology fellowship was from the University of Michigan Medical Centre USA.

Our Intellectual Property

4 Patents granted in the US

- Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection
- Patent No: US 11,072,830, Methods for breast cancer risk assessment
- Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer
- Patent No: US 10,920,279, Methods for assessing risk of developing breast cancer

2 Patents granted in PRC (China & HK)

- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment
- Patent No. 201580063966.2 Methods for assessing risk of developing breast cancer

9 Patent families pending

- Breast cancer risk assessment
- Methods for assessing risk of developing prostate cancer
- Methods for assessing risk of developing ovarian cancer
- Methods of assessing risk of developing a severe response to Coronavirus infection
- Methods of assessing risk of developing a disease
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Methods of assessing risk of developing breast cancer
- Methods for assessing risk of developing colorectal cancer

* Patents granted are specific to the GeneType portfolio of products

Defined Terms

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic risk score - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

Variant - Single Nucleotide polymorphism (SNP), an alteration in DNA that may be a common or rare event.

Genomic - pertaining to function of genetics from structure to relationship between genetic events.

Genetic - pertaining to a gene.

GWAS - genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

SNP - Single nucleotide polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalisation withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.

Health Care Professionals (HCP) – physician, GP, or specialist authorized to receive the patient results

Results of Annual General Meeting

Melbourne, Australia, 28 November 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a global leader in guideline driven genomics-based tests in health, wellness and serious disease.

In accordance with ASX Listing Rule 3.13.2 & section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the resolutions passed by the shareholders of Genetic Technologies Limited ('Company'), at its Annual General Meeting of shareholders held on 28 November, 2022.

All resolutions put to the meeting were passed on a poll, called by the Chairman pursuant to the Notice of Meeting.

A summary of the Poll voting results is set out on the following page.

Tony Di Pietro
Company Secretary
On behalf of the Board of Directors
Genetic Technologies Limited
+61 3 8412 7000
28 November 2022

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) was founded in 1989. A global leader in guideline driven genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. In addition to our patented GeneType polygenic based risk tests, our portfolio includes pharmacogenomics, Non-Invasive Prenatal Testing (NIPT), carrier screen testing, oncogenetic diseases, and pet care.

GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company's patented Polygenic Risk Scores (PRS) platform is a proprietary risk stratification tool developed over the past decade integrating clinical and genetic risk delivering actionable outcomes for physicians and individuals. Sporadic disease occurs in people with no family history of that disease and with no inherited change in their DNA making the risk difficult to predict with traditional methods.

Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. The recent introduction of geneType Multi-Risk test risk assessments in one test covering breast cancer, colorectal cancer, prostate cancer, ovarian cancer, coronary artery disease and Type-2 diabetes, first in class test can predict a person's risk in up to 70% of annual mortalities and morbidities before onset. These tests along with integration of recently acquired DNA based products underpin a broad and complementary portfolio of genomic based tests creating a significant competitive advantage.

For more information, please visit www.genetype.com

Genetic Technologies Limited
Annual General Meeting
Monday, 28 November 2022

Results of Meeting

Computershare

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Adoption of the Remuneration Report	Ordinary	541,123,404 83.28%	101,153,924 15.57%	7,467,502 1.15%	85,254,478	550,843,706 84.49%	101,153,924 15.51%	85,254,478	Carried
2 Re-Election of Mr Nick Burrows	Ordinary	739,948,815 86.65%	105,946,465 12.41%	7,977,502 0.94%	83,645,835	764,133,880 87.82%	105,946,465 12.18%	83,645,835	Carried
3 Approval of Increased Placement Capacity	Special	783,009,659 83.84%	142,988,184 15.31%	7,967,502 0.85%	3,553,272	807,184,724 84.95%	142,988,184 15.05%	3,553,272	Carried
4 Amendment to the Constitution	Special	696,223,379 83.82%	126,326,114 15.21%	8,074,645 0.97%	106,894,479	720,102,787 85.08%	126,326,114 14.92%	107,297,279	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.